Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660-6397
December 24, 2009
Attention: EDGAR Filing Desk
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-8629

Re:	Post-Effective Amendment No. 1 for Pacific Fusion (File Number 333-161000) funded by Separate Account A of Pacific Life & Annuity Company (File Number 811-09203); Request for Withdrawal of Post-Effective Amendment
Dear Sir or Madam:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life & Annuity Company (“PL&A”) and Separate Account A of PL&A, we hereby request the withdrawal of Post-Effective Amendment No. 1 (“Amendment”) to the above referenced Registration Statement, filed on October 30, 2009.
We request withdrawal of the Amendment since we will not proceed with the product modifications at this time. As a result, we respectfully request withdrawal of the Amendment as soon as practicable.
The Amendment is not yet effective and no securities were sold in connection with this Amendment.
Please note that we are filing this application to request a withdrawal of the Amendment only and are not applying for withdrawal of the entire Registration Statement.
If you have any questions regarding this matter, please contact the undersigned at (949) 219-3943.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage
Assistant Vice President, Counsel